Mail Stop 4561

July 28, 2006

By U.S. Mail and facsimile to (630) 753-4092

Mr. John V. Mulvaney, Sr.
Vice President and Controller
Navistar Financial Corporation
425 N. Martingale Road
Schaumburg, Illinois 60173

  Re: Navistar Financial Corporation
     Item 4.01 Form 8-K/A
     Filed May 1, 2006
     File No. 001-04146

Dear Mr. Mulvaney:

   We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

1. We note your response to our comment letter dated May 2, 2006. Deloitte & Touche LLP's ("Deloitte") agreement with the statements in paragraph four of your Form 8-K filed on April 12, 2006 is limited to disagreements as defined by Item 304(a)(1)(iv) of Regulation S-K. Section (a)(1)(v) of Item 304 requires additional disclosure of reportable events that lead to a disagreement or difference of opinion to be reported as a disagreement under Item 304(a)(1)(iv). Your response to our comment letter and Deloitte's letter filed as Exhibit 16 identify events that appear to be disagreements or differences of opinion. Please amend your Form 8-K to disclose these disagreements as required by Item 304(a)(1)(v). Please also file as Exhibit 16 an updated letter from Deloitte.

As appropriate, please amend your filing and respond to this comment within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

If you have any questions, please call me at (202) 551-3781.

Sincerely,

Matthew Komar
Staff Accountant